UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Landmark Infrastructure Partners LP

(Name of Issuer)

Common Units, representing limited partner interests

(Title of Class of Securities)

51508J108

(CUSIP Number)

Verde Investments, Inc.

100 Crescent Court, Suite 1100

Dallas, Texas 75201

(602) 778-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 51508J108

1.	Names of Reporting Persons Verde Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Arizona

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,058,283
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,058,283
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,058,283
12.	Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.075%
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

This Schedule 13D relates to common units, representing limited partner interests (the “common units”), of Landmark Infrastructure Partners LP, a limited partnership organized in the State of Delaware (the “Issuer”).

The address of the Issuer’s principal executive offices is 400 Continental Blvd., Suite 500, P.O. Box 3429, El Segundo, CA 90245.

Item 2. Identity and Background

This Schedule 13D is being filed by Verde Investments, Inc., an Arizona corporation (“Verde”). Verde’s business is to make and manage real estate and other commercial investments. Ernest C. Garcia II, a United states citizen, is the sole shareholder, director and President of Verde.

The principal business address of Verde is 100 Crescent Court, Suite 1100, Dallas, Texas 75201.

None of the directors and officers of Verde have been convicted in a criminal proceeding during the last five years.

None of the directors and officers of Verde have been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not, as a result of any such proceeding subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

Item 3. Source and Amount of Funds or Other Consideration

The source of funding for the common units held by Verde was the general working capital. The common units held by Verde are held in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of such common units was obtained through margin borrowing.

Item 4. Purpose of Transaction

Verde acquired the common units as an investment. Verde is considering all of its options relative to the Issuer and, while it does not have any present plan to do so, Verde reserves the right to propose transactions which relate to or would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Without limitation of the foregoing, from time to time and at any time, Verde may (i) acquire additional common units and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Issuer (or its affiliates) in the open market or otherwise; (ii) dispose of any or all of its Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

Item 5. Interest in Securities of the Issuer

(a)

Verde may be deemed to beneficially own, in the aggregate, 2,058,283 common units, representing approximately 8.075% of the Issuer’s outstanding common units (based upon the 25,488,992 common units stated to be outstanding as of April 29, 2021 by the Issuer in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2021).

(b)

Verde has sole voting power and sole dispositive power with regard to 2,058,283 common units. Mr. Garcia (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) such common units. Mr. Garcia disclaims beneficial ownership of such Shares for all other purposes.

The responses of Verde to rows (7) through (11) of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)

The following table sets forth all transactions with respect to common units effected during the past sixty (60) days by Verde, as of 4:30 pm EST on May 19, 2021. All such transactions were purchases of common units effected in the open market, and the table includes commissions paid in per share prices.

Transaction Date	Price Per Share	Number of Shares
03/29/2021	$11.98	2,525
03/30/2021	$12.00	1,600
03/31/2021	$11.94	3,700
04/01/2021	$11.99	1,700
04/05/2021	$11.99	5,600
04/08/2021	$12.00	2,260
04/09/2021	$12.00	1,891
04/12/2021	$12.00	1,432
05/11/2021	$11.83	600
05/12/2021	$11.83	9,967
05/13/2021	$11.72	6,700
05/14/2021	$11.92	7,800
05/17/2021	$12.82	1,061,281
05/18/2021	$12.87	373,538
05/19/2021	$12.97	174,722

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

Date: May 19, 2021

Verde Investments, Inc.

By:	/s/ Ernest C. Garcia II
Ernest C. Garcia II
President